2006 – 3

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934
For the period commencing February 14 through April 18, 2006

KONINKLIJKE PHILIPS ELECTRONICS N.V.
(Exact name of registrant as specified in its charter)
Royal Philips Electronics
(Translation of registrant’s name into English)
The Netherlands
(Jurisdiction of incorporation or organization)
Breitner Center, Amstelplein 2, 1096 BC Amsterdam, The Netherlands
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission:
A. Westerlaken
Koninklijke Philips Electronics N.V.
Amstelplein 2
1096 BC Amsterdam – The Netherlands

This report comprises a copy of the Quarterly Report of the Philips Group for the three months ended March 31, 2006 and a copy of each of following press releases entitled:
—	“Philips opens unique facility showcasing solid-state lighting for City Beautification”, dated February 14, 2006;

—	“World’s First ‘Ambient Experience’ Cardiology Suite Opens at Catharina Hospital in Eindhoven, the Netherlands”, dated February 22, 2006;

—	“Philips to sell Contract Manufacturing Services France SAS (CMS) to Groupe Attel”, dated February 24, 2006;

—	“Philips completes EUR 1.5 billion share buyback program”, daed February 28, 2006;

—	“Turnover of Philips’ Green Flagship products doubles to 2 billion Euros”, dated March 6, 2006;

—	“Philips to acquire cardiology healthcare company Witt Biomedical corporation”, dated March 8, 2006;

—	“Philips announces divestment of Anteryon B.V.”, dated March 9, 2006;

—	“Philips and De Lage Landen Announce Medical Financing in Asia Pacific”, dated March 10, 2006;

—	“Philips invests EUR 30 million in its lighting plant in Aachen”, dated March 23, 2006;

—	“Philips closes acquisition of Lifeline Systems, Inc.”, dated March 23, 2006;
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf, by the undersigned, thereunto duly authorized at Amsterdam, on the 18th day of April 2006.
KONINKLIJKE PHILIPS ELECTRONICS N.V.
/s/ G.J. Kleisterlee
(President,
Chairman of the Board of Management)
/s/ P.J. Sivignon
(Chief Financial Officer,
Member of the Board of Management)

Forward-looking statements
This document contains certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items (including, but not limited to, restructuring cost and cost savings), in particular the outlook paragraph in this report.
By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, levels of consumer and business spending in major economies, changes in consumer tastes and preferences, changes in law, the performance of the financial markets, pension costs, the levels of marketing and promotional expenditures by Philips and its competitors, raw materials and employee costs, changes in exchange and interest rates (in particular changes in the euro and the US dollar can materially affect results), changes in tax rates and future business combinations, acquisitions or dispositions and the rate of technological changes, political and military developments in countries where Philips operates, the risk of a downturn in the semiconductor market, Philips’ ability to secure short-term profitability and invest in long-term growth, and industry consolidation.
Statements regarding market share, including as to Philips’ competitive position, contained in this document are based on outside sources such as specialized research institutes, industry and dealer panels in combination with management estimates. Where information is not yet available to Philips, those statements may also be based on estimates and projections prepared by outside sources or management. Rankings are based on sales unless otherwise stated.
Use of non-US GAAP information
In presenting and discussing the Philips Group’s financial position, operating results and cash flows, management uses certain non-US GAAP financial measures. These non-US GAAP financial measures should not be viewed in isolation as alternatives to the equivalent US GAAP measure(s) and should be used in conjunction with the most directly comparable US GAAP measure(s). A discussion of the non-US GAAP measures included in this document and a reconciliation of such measures to the most directly comparable US GAAP measure(s) are contained in this document.
Use of fair value measurements
In presenting the Philips Group’s financial position, fair values are used for the measurement of various items in accordance with the applicable accounting standards. These fair values are based on market prices, where available, and are obtained from sources that are deemed to be reliable. Users are cautioned that these values are subject to changes over time and are only valid at the balance sheet date. When a readily determinable market value does not exist, fair values are estimated using valuation models. The models that are used are appropriate for their purpose. They require management to make significant assumptions with respect to future developments which are inherently uncertain and may therefore deviate from actual developments. In certain cases, independent valuations are obtained to support management’s determination of fair values.
Report on the performance of the Philips Group
—	all amounts in millions of euros unless otherwise stated; data included are unaudited

—	financial reporting according to US GAAP unless otherwise stated

—	includes reclassification of MDS to discontinued operations

Philips reports improved net income of EUR 160 million Sales increased 14% to EUR 7,374 million

In the first quarter, Philips recorded net income of EUR 160 million (EUR 0.13 per share), compared with net income of EUR 117 million (EUR 0.09 per share) in the corresponding period of 2005. The increase was primarily attributable to improved performance of the main divisions, particularly Semiconductors and Lighting.

Sales increased strongly to EUR 7,374 million, 14% above Q1 2005. Adjusted for the effects of currency movements and consolidation changes, comparable sales increased by 10%, driven by strong growth in all main divisions.

EBIT amounted to EUR 335 million, compared to EUR 207 million in the same period of last year. The increase was largely driven by higher sales and improved business performance, particularly in the Semiconductors and Lighting divisions, and a EUR 30 million gain on the sale of the CryptoTec encryption business reported under Other Activities.

Financial income and expenses resulted in an expense of EUR 23 million, an improvement of EUR 25 million compared to Q1 2005. This improvement mainly resulted from a EUR 20 million revaluation of the option on the convertible bond issued by TPV.

Unconsolidated companies recorded a loss of EUR 36 million, compared to a profit of EUR 22 million in Q1 2005. In Q1 2005, income from TSMC of EUR 71 million was reported under results relating to unconsolidated companies. From 2006, a change in accounting treatment means that Philips no longer recognizes income from TSMC but rather will recognize a dividend, which will be reported in Q2 2006 under financial income and expense.

Cash outflow from operating activities increased to EUR 867 million, compared to EUR 332 million in Q1 2005. The increase was entirely due to EUR 582 million additional funding for the UK pension fund. Inventories as a percentage of sales amounted to 12.3%, marginally higher than in Q1 2005.

Gerard Kleisterlee,
Philips’ President and CEO:
“We’re pleased that we are keeping our momentum, with strong growth and solid performance across all our main divisions. A strong customer focus, together with innovative products, helped expand our already strong position within healthcare, lifestyle and technology.
We also see that our recent acquisitions are starting to make a contribution to our top and bottom line. Demand for our medical IT solutions was strong in the first quarter, and Lumileds contributed to a continued good performance in Lighting. With the first acquisition in our Consumer Health & Wellness business announced in the first quarter, followed by an additional acquisition in our Medical Systems business, we are consistently building our portfolio to become increasingly geared to profitable growth.”

Philips Group
Highlights in the quarter
Net income
in millions of euros unless otherwise stated

	Q1	Q1
	2005	2006
Sales	6,492	7,374
EBIT	207	335
as a % of sales	3.2	4.5
Financial income and expenses	(48)	(23)
Income taxes	(44)	(91)
Results unconsolidated companies	22	(36)
Minority interests	(6)	(25)

Income from continuing operations	131	160
Discontinued operations	(14)	—

Net income	117	160

Per common share — basic	0.09	0.13

Net income

•	Net income amounted to EUR 160 million (EUR 0.13 per share), compared to EUR 117 million (EUR 0.09 per share) in Q1 2005. EBIT increased by EUR 128 million, driven by the Lighting and Semiconductors divisions and a EUR 30 million gain on the sale of the CryptoTec business. A fair-value gain of EUR 20 million was recognized for the revaluation of the option on the TPV convertible bond. The improvement in income before taxes was partly offset by the EUR 58 million decrease in results relating to unconsolidated companies. This decrease included charges of EUR 45 million mainly for the voluntary support of social plans for employees impacted by the bankruptcy of some LG.Philips Displays activities and a delay of income recognition to Q2 2006 following a change in the accounting treatment of TSMC.
Sales by sector
in millions of euros unless otherwise stated

			% change
	Q1	Q1		compa-
	2005	2006	nominal	rable
Medical Systems	1,285	1,469	14	8
DAP	427	496	16	10
CE	2,153	2,423	13	16
Lighting	1,128	1,345	19	8
Semiconductors	1,012	1,219	20	13
Other Activities	487	422	(13)	(16)

Philips Group	6,492	7,374	14	10

Sales by sector

•	Nominal sales for the Group increased 14% compared to Q1 2005. Adjusted for a 6% upward effect of currency movements and a 2% downward effect of consolidation changes, comparable sales increased 10%.

•	Medical Systems’ growth was driven by Computed Tomography, Ultrasound, X-ray and Healthcare IT. At DAP, growth was mainly driven by Shaving & Beauty. At Consumer Electronics, Connected Displays and Peripherals & Accessories drove the sales growth. Lighting’s comparable growth was attributable to all businesses, most notably Lamps and Luminaires. Lumileds’ sales grew by 25% in the quarter in US dollar terms. Within Semiconductors, all businesses contributed to the sales growth, led by Automotive & Identification and MMS.
Sales per region
in millions of euros unless otherwise stated

			% change
	Q1	Q1		compa-
	2005	2006	nominal	rable
Europe/Africa	2,849	3,086	8	10
North America	1,645	1,845	12	6
Latin America	316	485	53	29
Asia Pacific	1,682	1,958	16	8

Philips Group	6,492	7,374	14	10

Sales by region

•	In Europe/Africa, comparable sales increased in all main operating divisions. In North America, Semiconductors and Consumer Electronics were the main drivers of the growth. In Latin America, all main divisions saw double-digit increases in sales. In Asia Pacific, all divisions reported growth, led by Medical Systems and DAP.

EBIT
in millions of euros unless otherwise stated

	Q1	Q1
	2005	2006
Medical Systems	100	99
DAP	56	62
CE	46	58
Lighting	149	195
Semiconductors	14	89
Other Activities	(59)	(67)
Unallocated	(99)	(101)

Philips Group	207	335
as a % of sales	3.2	4.5

Earnings before interest and tax (EBIT)

•	EBIT improved by EUR 128 million, or 1.3% of sales, compared to Q1 2005, mainly driven by the Semiconductors and Lighting divisions.

•	Medical Systems’ EBIT, excluding MedQuist, increased slightly despite a less favorable geographical sales mix, additional investments in R&D and ongoing charges relating to the acquisition of Stentor.

•	DAP’s EBIT improved thanks to higher sales, particularly in Shaving & Beauty. Excluding restructuring charges, EBIT improved by EUR 18 million compared to Q1 2005.

•	CE’s EBIT improved by 0.3% of sales to EUR 58 million. Licenses’ EBIT improved, driven by higher revenues from DVD patents.

•	The improvement in Lighting’s EBIT was due to higher sales and lower restructuring charges.

•	Semiconductors’ EBIT improved by EUR 75 million, which was attributable to higher sales, mainly in the MMS and Automotive & Identification businesses.

•	Other Activities’ EBIT declined due to Corporate Investments, which reported lower sales in a number of businesses. Corporate Technologies’ EBIT improved, thanks to the gain on the sale of the CryptoTec business.

Financial income and expenses

	Q1	Q1
in millions of euros	2005	2006
Interest expenses (net)	(48)	(42)
Other	—	19

Total	(48)	(23)

Financial income and expenses

•	Net interest expenses amounted to EUR 42 million, compared to EUR 48 million in Q1 2005.

•	A fair-value gain of EUR 20 million was recognized for the revaluation of the option on the TPV convertible bond.
Results unconsolidated companies

	Q1	Q1
in millions of euros	2005	2006
LG.Philips LCD: Operational	(34)	15
LG.Philips Displays: Operational	2	—
Restructuring	(18)	—
Others	72	(51)

Total	22	(36)

Results relating to unconsolidated companies

•	Results relating to unconsolidated companies were EUR 58 million lower than in Q1 2005 due to the change in accounting treatment of TSMC and charges of EUR 45 million mainly relating to the voluntary support of social plans for employees impacted by the bankruptcy of some LG.Philips Displays activities.

•	LG.Philips LCD’s results were EUR 49 million better than in Q1 2005; sales improved by 20% year-over-year.

•	Q1 2005 results included EUR 71 million income from TSMC.

Cash balance

	Q1	Q1
in millions of euros	2005	2006
Beginning balance	4,349	5,293

Net cash from operating activities	(332)	(867)
Gross capital expenditures	(220)	(274)
Acquisitions/divestments	(74)	(585)
Other cash from investing activities	10	1
Changes in debt/other	(498)	(180)
Cash provided by discontinued operations	(25)	1

Ending balance	3,210	3,389

Cash balance

•	The cash position decreased by EUR 1,904 million in the quarter, compared to a decrease of EUR 1,139 million in Q1 2005.

•	Cash was primarily used for additional funding for the UK pension fund (EUR 582 million), the acquisition of Lifeline Systems (EUR 579 million) and the completion of the EUR 1.5 billion share repurchase program (EUR 414 million).
Cash flows from operating activities

•	The higher cash outflow (EUR 535 million) compared to Q1 2005 was entirely due to the additional funding for the UK pension fund, which has been recognized as a prepayment in the balance sheet.

•	Excluding the additional pension funding, cash required for working capital declined compared to Q1 2005. Higher working capital requirements in Consumer Electronics and Lighting were more than compensated by improvements in the other divisions.
Gross capital expenditures

•	Gross capital expenditures amounted to EUR 274 million, an increase of EUR 54 million compared to Q1 2005. Lighting, through investments in Lumileds, was the main driver behind the increase. Semiconductors’ expenditure was stable while Other Activities’ spend decreased.

Inventories

•	Net inventories as a percentage of sales amounted to 12.3%, an increase of 0.3 percentage points compared to Q1 2005. The sequential increase in inventories was largely in line with the seasonal trend.
Net debt and group equity

•	Net debt increased by EUR 2.1 billion during the quarter, primarily as a result of the EUR 1.6 billion cash required to fund the Lifeline acquisition, to provide additional funding for the UK pension fund and to complete the share repurchase program.

•	Group equity increased EUR 4.3 billion, mainly due to the change in accounting treatment of TSMC (from equity to fair- value accounting) and the net income of EUR 160 million. This was partly offset by a dividend charge of EUR 523 million and the repurchase of shares for an amount of EUR 414 million.
Employment

•	The number of employees at the end of Q1 2006 was 161,498, of which 1,684 related to discontinued operations. Excluding the effects of consolidation and deconsolidation, the increase during the quarter was 2,055. This increase was mainly driven by higher levels of business activity at the Lighting division.

Medical Systems
Key data
in millions of euros unless otherwise stated

	Q1	Q1
	2005	2006
Sales	1,285	1,469
Sales growth
% nominal	2	14
% comparable	5	8

EBIT	100	99
as a % of sales	7.8	6.7

Net operating capital (NOC)	3,058	3,362

Number of employees (FTEs)	30,756	30,696

Business highlights

•	Subject to receipt of regulatory approval, Philips will acquire Witt Biomedical Corporation – the largest global independent supplier of hemodynamic monitoring and clinical reporting systems and ranked #1 in 2005 by vendor reviewer KLAS – for approximately USD 165 million.

•	Philips introduced the GEMINI PET/CT scanner, which is more than two times more sensitive and conducts exams 50% faster than conventional PET scanners.

•	Together with De Lage Landen International (a Rabobank subsidiary), Philips announced the set-up in Asia Pacific of Philips Medical Capital, offering financing to customers in the region.

•	The world’s first Ambient Experience Catheterization Lab opened at Catharina Hospital in Eindhoven, the Netherlands. The CathLab integrates lighting and consumer electronics to enhance workflow and reduce anxiety among heart patients.
Financial performance

•	Order intake for equipment grew by 18% compared to Q1 2005 on a currency comparable basis, evident across almost all businesses and all major regions. Demand for iSite PACS continued to exceed expectations.

•	Sales showed year-on-year comparable growth of 8%, led by Computed Tomography, Ultrasound, X-ray and Healthcare Informatics.

•	All regions contributed to the 8% sales growth, especially Latin America (48%) and Asia Pacific (16%).

•	Excluding MedQuist, EBIT increased slightly compared to Q1 2005. Incremental sales-driven margin was largely offset by additional investments in R&D, increased selling expenses (partly driven by the establishment of a sales and service infrastructure in emerging markets) and additional charges relating to the acquisition of Stentor.
Looking ahead

•	Following the anticipated completion in Q2 of the acquisition of Witt Biomedical Corporation in the core area of Cardiovascular Imaging, integration costs and the application of purchase accounting will result in a charge of approximately EUR 15 million in Q2.

•	As a first step towards optimizing the industrial blueprint and accelerating operational efficiencies, Medical Systems announced in March 2006 the transfer of Nuclear Medicine manufacturing activities from Milpitas, CA to Cleveland, OH, the diagnostic imaging manufacturing center.

•	To continue the strong growth of the past two years, Medical Systems has reorganized its global sales and service structure, enabling the division to operate more efficiently through shared back-offices and processes.

Domestic Appliances and Personal Care
Key data
in millions of euros unless otherwise stated

	Q1	Q1
	2005	2006
Sales	427	496
Sales growth
% nominal	9	16
% comparable	9	10

EBIT	56	62
as a % of sales	13.1	12.5

Net operating capital (NOC)	460	1,126

Number of employees (FTEs)	8,542	9,384

Business highlights

•	Philips acquired North America’s leading personal emergency response company, Lifeline Systems, Inc., building up the Consumer Health & Wellness business.

•	Philips launched a branded rice cooker range in six Asian countries, including China, tapping into a category making up 60% of Asia’s food and beverage market.

•	In Western Europe, Philips launched a new model of the Satinelle Ice epilator – the first on the market to combine a built-in soothing ice pack and massage function.

•	Targeting the younger male shaving market, Philips kicked off its Male Shaving sponsorship of the Williams Formula 1 team in Bahrain with the first online game, letting spectators race against team drivers Mark Webber and Nico Rosberg.
Financial performance

•	Comparable sales grew 10% compared to Q1 2005, driven by Shaving & Beauty and Domestic Appliances.

•	Adjusted for restructuring charges of EUR 12 million, EBIT increased EUR 18 million compared with Q1 2005; the improvement was visible across all businesses except Consumer Health & Wellness, which continued to invest in business development.

•	Net operating capital increased, mainly due to the consolidation of Lifeline Systems (EUR 662 million).
Looking ahead

•	The focus will remain on maintaining the 15-16% EBIT margin and achieving the 7% comparable sales growth target for 2006, based on innovation, new product launches and emerging markets.

•	The acquisition of Lifeline Systems, completed in March 2006, will result in purchase accounting charges of approximately EUR 12 million in 2006.

Consumer Electronics
Key data
in millions of euros unless otherwise stated

	Q1	Q1
	2005	2006
Sales	2,153	2,423
Sales growth
% nominal	7	13
% comparable	7	16

EBIT	46	58
as a % of sales	2.1	2.4

Net operating capital (NOC)	108	78

Number of employees (FTEs)	16,725	14,932

Business highlights

•	In North America, Wal-Mart and Sam’s Club named Philips “2005 Supplier of the Year” of home electronics.

•	With significant demand expected this year for high-definition home entertainment systems, Philips announced it is introducing Blu-ray consumer products in the 2nd half of 2006.

•	Philips was named “Official Big Screen Supplier” for the 2006 FIFA World CupTM. Matches from 11 host cities will be broadcast on Vidiwall screens at iconic sites like Berlin’s Brandenburg Gate and São Paulo’s Jockey Club.

•	Supporting the drive for “sense and simplicity”, Philips launched the 8-in-1 universal remote control. It makes using up to 8 devices easy, by only lighting up those buttons on the remote control that are needed to operate each specific device.
Financial performance

•	Sales of EUR 2,423 million in Consumer Electronics represent 13% nominal and 16% comparable growth compared to Q1 2005. Strong sales growth in Connected Displays (driven by the accelerating transition from CRT to flat displays) and Peripherals & Accessories fueled most of the increase. From a geographical perspective, double-digit growth, both nominal and comparable, was visible in Europe, North and Latin America.

•	EBIT increased EUR 12 million, or 0.3% of sales, due to higher optical license income. Excluding the additional license income, EBIT was in line with Q1 2005.

•	Net operating capital was lower than in Q1 2005, underscoring the continued effectiveness of the division’s asset-light business model.
Looking ahead

•	Q2 will see the introduction of an extensive new range of Monitors and FlatTVs, including models with the innovative 4-side Ambilight feature.

•	CE is expected to sustain its full-year profitability bandwidth of 4 – 4.5%.

Lighting
Key data
in millions of euros unless otherwise stated

	Q1	Q1
	2005	2006
Sales	1,128	1,345
Sales growth
% nominal	5	19
% comparable	6	8
EBIT	149	195
as a % of sales	13.2	14.5

Net operating capital (NOC)	1,617	2,665

Number of employees (FTEs)	44,429	46,701

Business highlights

•	Philips announced a EUR 30 million investment to expand Xenon car lighting production capacity in Aachen, Germany. Xenon headlights are three times brighter and more energy-efficient than traditional halogen headlights.

•	Philips’ Lumileds lighting business introduced the LUXEON ® K2 range, which was warmly received by the market. The range is 15 to 30% brighter than leading white-light high-power LEDs.

•	At its Outdoor Lighting Application Center in Miribel, France, Philips unveiled the first city beautification lighting demonstration to include a range of solid-state lighting, showing customers how lighting can improve urban life.

•	The State of California chose Philips’ ALTO low-mercury T8 office lamps as the preferred lamp in its state purchasing contract, based on the product’s lower mercury content.
Financial performance

•	Sales amounted to EUR 1,345 million, corresponding to 8% comparable growth compared to Q1 2005.

•	The comparable growth was seen across all businesses and, geographically, was strong in Europe, Asia Pacific and Latin America. Lumileds’ sales increased 25% in US dollar terms compared with Q1 2005. This business remains on track to deliver EBITA of 25% on a full-year basis.

•	EBIT was impacted by restructuring charges of EUR 16 million, a Lumileds purchase-accounting-related charge of EUR 14 million and a one-time real estate gain of EUR 11 million. In Q1 2005, restructuring charges amounted to EUR 27 million.

•	The increase in net operating capital and employees was mainly attributable to the consolidation of Lumileds in Q4 2005.
Looking ahead

•	In Q2, a charge of EUR 8 million is expected for purchase-accounting-related amortization.

•	Strict cost control and optimization of the supply chain remain a priority.

•	Full-year 2006 sales are expected to show comparable growth of 6%.

Semiconductors
Key data
in millions of euros unless otherwise stated

	Q1	Q1
	2005	2006
Sales	1,012	1,219
Sales growth
% nominal	(3)	20
% comparable	(2)	13

EBIT	14	89
as a % of sales	1.4	7.3

Net operating capital (NOC)	2,649	2,326

Number of employees (FTEs)	34,856	35,472

Business highlights

•	Philips’ venture T3G launched a 3G-videophone reference design for Samsung for the world’s first cell phone adapted to China’s newly developed TD-SCDMA network.

•	Philips won an order to provide identification chipsets for passive keyless entry in Renault’s Mégane line of cars. With passive keyless entry, drivers carrying security cards can touch the car to unlock it and start the motor by pushing a button.

•	Dell will start shipments of digital LCD TVs based on our integrated HD-ATSC System on Chip for the US market.

•	Since launching the NexperiaTM TV505 reference, Philips has shipped over one million LCD TV single-chips for this reference design.

•	Philips, IBM, Intel, SAP and Deutsche Post World Net launched RFID pilot projects to boost the efficiency of logistic solutions and global supply chains.
Financial performance

•	Sales increased by 20% on a nominal basis and 13% on a comparable basis. All segments posted sales growth, led by the MMS and Automotive & Identification businesses. Sequentially, sales in US dollar terms declined by 7%, reflecting seasonality.

•	At the end of Q1 2006, the book-to-bill ratio improved to 1.12, compared to 0.96 at the end of Q4 2005. The total order book increased by 16%, mainly for delivery beyond the short term.

•	The utilization rate improved to 82%, compared to 75% in Q1 2005, but was down sequentially from 83% in Q4 2005.

•	EBIT amounted to EUR 89 million, compared to EUR 14 million in Q1 2005. The improvement was attributable to higher sales and better utilization, partially offset by costs of EUR 10 million related to the legal disentanglement of the division.

•	EBIT included charges of EUR 11 million related to restructuring in the Sales & Marketing organization.
Looking ahead

•	Low-to-mid-single-digit sequential sales growth in US dollar terms is expected in Q2 2006.

•	In Q2, costs related to the set-up of a separate legal structure are expected to be slightly higher than in Q1.

Other Activities
Key data
in millions of euros unless otherwise stated

	Q1	Q1
	2005	2006
Sales	487	422
Sales growth
% nominal	(17)	(13)
% comparable	2	(16)

EBIT Corporate Technologies	(70)	(27)
EBIT Corp. Investments and others	11	(40)

Total EBIT	(59)	(67)
as a % of sales	(12.1)	(15.9)

Net operating capital (NOC)	282	361

Number of employees (FTEs)	20,584	20,158

Business highlights

•	Philips Research developed the world’s first fully functional Radio Frequency Identification (RFID) tag based entirely on plastic electronics, offering the potential for lower-cost RFID tags to replace bar coding in packaging.

•	In India, Philips Research completed successful trials of a low-emissions woodstove. The stove uses heat from burning wood to power a fan that can reduce fuel consumption by 80%, smoke pollution by 90% and organic volatile emissions by 99%.

•	The Industrie Forum Design Hannover, one of Europe’s most renowned design centers, selected Philips’ Pedestrian LED Luminaire – designed by Philips Design – for the 2006 Gold iF product design award.
Financial performance Corporate Technologies

•	The improvement in EBIT compared to Q1 2005 was primarily attributable to a EUR 30 million gain on the sale of CryptoTec and to increased license income.

Financial performance Corp. Investments/others

•	Corporate Investments’ nominal sales declined by 16%. Due to the lower sales level, the ongoing businesses in Corporate Investments posted a loss of EUR 16 million, compared to a profit of EUR 5 million in Q1 2005.

•	Real Estate was negatively impacted by a valuation adjustment of EUR 9 million.
Looking ahead

•	The divestment of Philips Business Communications was closed on April 3.

•	Philips intends to transfer its Optical Storage Data Drive business to Philips BenQ Digital Storage (PBDS). As a result of the transaction, the conditions for Philips to consolidate PBDS are no longer fulfilled. Philips will therefore de-consolidate PBDS upon completion, expected in Q2, which will reduce sales by approximately EUR 650 million annually.

•	The average quarterly EBIT of Other Activities in 2006 is expected to be similar to that reported for Q1.

Unallocated
Key data
in millions of euros unless otherwise stated

	Q1	Q1
	2005	2006
Corporate and regional overheads	(67)	(76)
Global brand campaign	(2)	(3)
Pensions/postretirement benefit costs	(30)	(22)

Total EBIT	(99)	(101)

Number of employees (FTEs)	2,505	2,471

Business highlights

•	In its Sustainability Report 2005, Philips announced it introduced 50 new Green Flagship products in 2005, bringing the total number of Green Flagships to over 160 by the end of the year. Revenue from Green Flagship products also jumped 100%, to EUR 2 billion in 2005 from EUR 1 billion in 2004.

•	Philips presented its first Global Supplier Awards. Amtek Group – a metal, plastic and rubber supplier – won the “Best Overall” category; Sanmina-SCI Corporation – an electronics manufacturer – won the “Breakthrough” award for successful support in transferring manufacturing activities; and LG.Philips LCD won the “Growth Contribution” award for significantly increasing 2005 output to meet rising demand for flat-panel televisions.

•	In line with Philips’ goal to be more market-driven, Philips and Brussels-based Management Centre Europe will offer the Kotler Certified Marketing Manager program to Philips’ non-marketing employees. The course is exam-certified by the Kotler Marketing Group – a global marketing training firm.
Financial performance

•	Corporate and regional overheads were higher than in Q1 2005, due in part to implementation costs related to compliance with section 404 of the Sarbanes-Oxley Act.

•	Pension costs/post-retirement benefit costs were lower than in Q1 2005, largely as a consequence of the abolition in 2006 of the post-retirement benefit plan in the Netherlands and lower pension costs, also in the Netherlands.
Looking ahead

•	Brand campaign spend is expected to be at similar levels, and to follow a similar seasonal pattern, as in 2005.

•	The implementation costs related to Sarbanes Oxley compliance for full-year 2006 are expected to be approximately EUR 20 million.

Other information
Other information

From 2006 onwards, Philips’ interest in TSMC has been categorized as a financial asset rather than an equity investment. Consequently, Philips no longer accounts for its share in TSMC’s income under results relating to unconsolidated companies. Instead, Philips will recognize its annual dividend in the income statement. On February 14, 2006, the TSMC Board recommended the distribution of a TWD 2.5 cash dividend per common share and a 3% stock dividend (30 shares for every 1,000 owned), subject to the approval of the shareholders meeting on May 16, 2006. At the current exchange rate, this would amount to approximately EUR 430 million, net of tax, and will be recognized under financial income and expense in Q2 2006.

Outlook

The first quarter of 2006 reaffirmed that we are on track to achieve our medium-term sales growth and EBIT margin targets.

We are pleased with the performance of Semiconductors. We are on schedule with the creation of a separate legal structure for the division, which we expect will be completed by the end of the third quarter. We remain confident that, in this way, we will create options to further strengthen the activity and maximize shareholder value.

During the remainder of the year, we will continue to explore opportunities to add to organic growth through targeted acquisitions consistent with our portfolio realignment.

We will continue to manage our balance sheet in line with our policy to maximize value creation and will further improve our cost structure by simplifying our organization and our way of working.

Amsterdam, April 18, 2006

Board of Management

Consolidated statements of income
all amounts in millions of euros unless otherwise stated
restated for the intended sale of the MDS business

	January to March
	2005	2006
Sales	6,492	7,374
Cost of sales	(4,381)	(5,020)

Gross margin	2,111	2,354

Selling expenses	(1,009)	(1,165)
General and administrative expenses	(302)	(302)
Research and development expenses	(624)	(631)
Other business income (expense)	31	79

Income from operations	207	335

Financial income and expenses	(48)	(23)

Income before taxes	159	312

Income tax expense	(44)	(91)

Income after taxes	115	221

Results relating to unconsolidated companies, including a year-to-date net dilution gain of EUR 7 million (2005: nil)	22	(36)

Minority interests	(6)	(25)

Income from continuing operations	131	160

Discontinued operations	(14)	—

Net income	117	160

Weighted average number of common shares outstanding (after deduction of treasury stock) during the period (in thousands):
• basic	1,276,078	1,195,716
• diluted	1,279,471	1,203,980

Net income per common share in euros:
• basic	0.09	0.13
• diluted	0.09	0.13

Ratios

Gross margin as a % of sales	32.5	31.9
Selling expenses as a % of sales	(15.5)	(15.8)
G&A expenses as a % of sales	(4.7)	(4.1)
R&D expenses as a % of sales	(9.6)	(8.6)

EBIT or Income from operations	207	335
as a % of sales	3.2	4.5

EBITA	237	377
as a % of sales	3.7	5.1

Consolidated balance sheets
all amounts in millions of euros unless otherwise stated
restated for the intended sale of the MDS business

	March 31,	December 31,	March 31,
	2005	2005	2006
Current assets:
Cash and cash equivalents	3,210	5,293	3,389
Receivables	4,445	5,155	4,948
Assets of discontinued operations	326	241	210
Inventories	3,523	3,480	3,858
Other current assets	1,013	937	1,246

Total current assets	12,517	15,106	13,651

Non-current assets:
Investments in unconsolidated companies	6,011	5,698	3,738
Other non-current financial assets	867	673	7,436
Non-current receivables	159	213	268
Other non-current assets	3,036	3,231	3,798
Property, plant and equipment	4,861	4,893	4,879
Intangible assets excluding goodwill	980	1,299	1,463
Goodwill	1,911	2,748	3,061

Total assets	30,342	33,861	38,294

Current liabilities:
Accounts and notes payable	2,970	3,856	3,418
Liabilities of discontinued operations	160	143	115
Accrued liabilities	3,160	3,632	3,565
Short-term provisions	830	869	1,005
Other current liabilities	609	708	766
Dividend payable	504	—	523
Short-term debt	889	1,167	1,453

Total current liabilities	9,122	10,375	10,845

Non-current liabilities:
Long-term debt	3,608	3,320	3,240
Long-term provisions	2,095	2,056	2,014
Other non-current liabilities	706	1,112	917

Total liabilities	15,531	16,863	17,016

Minority interests	305	332	347
Stockholders’ equity	14,506	16,666	20,931

Total liabilities and equity	30,342	33,861	38,294

Number of common shares outstanding (after deduction of treasury stock) at the end of period (in thousands)	1,261,725	1,201,358	1,188,852

Ratios

Stockholders’ equity per common share in euros	11.50	13.87	17.61

Inventories as a % of sales	12.0	11.4	12.3

Net debt : group equity	8:92	(5):105	6:94

Net operating capital	7,908	8,043	10,301

Employees at end of period of which discontinued operations 2,460 end March 2005, 1,780 end December 2005 and 1,684 end March 2006	160,857	159,226	161,498

Consolidated statements of cash flows *
all amounts in millions of euros
restated for the intended sale of the MDS business

		January to March
	2005	2006
Cash flows from operating activities:
Net income	117	160
Adjustments to reconcile income to net cash provided by operating activities:
(Income) loss from discontinued operations	14	—
Depreciation and amortization	356	342
Impairment of equity investments	—	3
Net gain on sale of assets	(17)	(71)
Unconsolidated companies (net of dividends received)	67	(11)
Minority interests (net of dividends paid)	6	25
(Increase) decrease in working capital/other current assets	(788)	(673)
(Increase) decrease in non-current receivables/other assets	(89)	(633)
Increase (decrease) in provisions	(17)	(1)
Other items	19	(8)

Net cash provided by (used for) operating activities	(332)	(867)

Cash flows from investing activities:
Purchase of intangible assets	(14)	(26)
Capital expenditures on property, plant and equipment	(220)	(274)
Proceeds from disposals of property, plant and equipment	37	27
Cash from (to) derivatives	(9)	2
Proceeds from sale (purchase) of other non-current financial assets	(4)	(2)
Proceeds from sale (purchase) of businesses	(74)	(585)

Net cash provided by (used for) investing activities	(284)	(858)

Cash flows from financing activities:
Increase (decrease) in debt	(129)	255
Treasury stock transactions	(414)	(373)
Dividends paid	—	—

Net cash provided by (used for) financing activities	(543)	(118)

Net cash provided by (used for) continuing operations	(1,159)	(1,843)
Effect of change in consolidations and exchange rates on cash positions	45	(62)
Net cash provided by (used for ) discontinued operations 1)	(25)	1
Cash and cash equivalents at beginning of period	4,349	5,293

Cash and cash equivalents at end of period	3,210	3,389

*	For a number of reasons, principally the effects of translation differences and consolidation changes, certain items in the statements of cash flows do not correspond to the differences between the balance sheet amounts for the respective items.

1)	cash provided by (used for) operating activities	(18)	2
	cash provided by (used for) investing activities	(7)	(1)

	Ratio

	Cash flows before financing activities	(616)	(1,725)

Consolidated statement of changes in stockholders’ equity
all amounts in millions of euros

	January to March 2006
					Accumulated other comprehensive income (loss)				Treasury shares at cost
					Unrealized		Changes		To hedge
		Capital			gain (loss)		in fair		share-
		in			on	Additional	value of		based	To cover	Total
		excess		Currency	available-	minimum	cash		compen-	capital	stock
	Common	of par	Retained	translation	for-sale	pension	flow		sation	reduction	holders’
	stock	value	earnings	differences	securities	liability	hedges	Total	plans	program	equity
Balance as of December 31, 2005	263	82	21,710	(1,886)	(10)	(545)	(29)	(2,470)	(1,333)	(1,586)	16,666
Net income			160								160
Net current period change				172	4,566	202	19	4,959			4,959
Reclassifications into income				2			8	10			10

Total comprehensive income, net of tax			160	174	4,566	202	27	4,969			5,129
Dividend payable			(523)								(523)
Purchase of treasury stock										(414)	(414)
Re-issuance of treasury stock		(63)							116		53
Share-based compensation plans		20									20

Balance as of March 31, 2006	263	39	21,347	(1,712)	4,556	(343)	(2)	2,499	(1,217)	(2,000)	20,931

Sectors
all amounts in millions of euros unless otherwise stated
restated for the intended sale of the MDS business
Sales and income from operations

	January to March
	2005			2006
		Income from operations			Income from operations
	Sales	amount	as a % of	Sales	amount	as a % of
			sales			sales
Medical Systems	1,285	100	7.8	1,469	99	6.7
DAP	427	56	13.1	496	62	12.5
Consumer Electronics	2,153	46	2.1	2,423	58	2.4
Lighting	1,128	149	13.2	1,345	195	14.5
Semiconductors	1,012	14	1.4	1,219	89	7.3
Other Activities	487	(59)	(12.1)	422	(67)	(15.9)
Unallocated		(99)			(101)

Total	6,492	207	3.2	7,374	335	4.5

Sectors and main countries
all amounts in millions of euros
restated for the intended sale of the MDS business
Sales and total assets

	Sales		Total assets
	January to March		March 31,
	2005	2006	2005	2006
Medical Systems	1,285	1,469	4,932	5,461
DAP	427	496	835	1,616
Consumer Electronics	2,153	2,423	2,393	2,660
Lighting	1,128	1,345	2,576	3,783
Semiconductors	1,012	1,219	3,922	3,646
Other Activities	487	422	7,270	5,040
Unallocated			8,088	15,878

Total	6,492	7,374	30,016	38,084
Discontinued operations			326	210

Total			30,342	38,294
Sales and long-lived assets

	Sales		Long-lived assets *
	January to March		March 31,
	2005	2006	2005	2006
Netherlands	270	258	1,493	1,479
United States	1,558	1,725	3,002	4,873
Germany	519	592	556	535
France	398	395	190	165
United Kingdom	265	282	194	88
China	610	746	349	330
Other countries	2,872	3,376	1,968	1,933

Total	6,492	7,374	7,752	9,403

*	Includes property, plant and equipment and intangible assets

Pension costs
all amounts in millions of euros unless otherwise stated
restated for the intended sale of the MDS business
Net periodic pension costs of defined-benefit plans

	January-March
	Netherlands	Other
Service cost	53	37
Interest cost on the projected benefit obligation	134	102
Expected return on plan assets	(203)	(98)
Amortization of unrecognized transition obligation	—	—
Net actuarial (gain) loss recognized	(10)	21
Amortization of prior service cost	(15)	7
Settlement loss	—	—
Other	—	—

Net periodic cost (income)	(41)	69
The net periodic pension costs in the first quarter of 2006 amounted to EUR 52 million, of which EUR 28 million related to defined-benefit plans (the Netherlands income of EUR 41 million, other countries cost of EUR 69 million) and EUR 24 million related to defined-contribution plans outside the Netherlands (the Netherlands cost of EUR 2 million, other countries cost of EUR 22 million).
Net periodic costs of postretirement benefits other than pensions

	January-March
	Netherlands	Other
Service cost	—	1
Interest cost on the accumulated postretirement benefit obligation	—	7
Amortization of unrecognized transition obligation	—	2
Net actuarial loss recognized	—	1
Curtailment gain	—	—

Net periodic cost (income)	—	11

Consolidated statements of income in accordance with IFRS
all amounts in millions of euros unless otherwise stated
restated for the intended sale of the MDS business

	January to March
	2005	2006
Sales	6,492	7,374
Cost of sales	(4,393)	(5,046)

Gross margin	2,099	2,328

Selling expenses	(1,011)	(1,171)
General and administrative expenses	(336)	(339)
Research and development expenses	(567)	(554)
Other business income (expense)	22	66

Income from operations	207	330

Financial income and expenses	(49)	(22)

Income before taxes	158	308

Income tax expense	(47)	(90)

Income after taxes	111	218

Results relating to unconsolidated companies, including a year-to-date net dilution gain of EUR 8 million (2005: nil)	22	(42)

Minority interests	(7)	(25)

Income from continuing operations	126	151

Discontinued operations	(2)	—

Net income	124	151

Weighted average number of common shares outstanding (after deduction of treasury stock) during the period (in thousands)
• basic	1,276,078	1,195,716
• diluted	1,279,471	1,203,980

Net income per common share in euros:
• basic	0.10	0.13
• diluted	0.10	0.13

Ratios

Gross margin as a % of sales	32.3	31.6
Selling expenses as a % of sales	(15.6)	(15.9)
G&A expenses as a % of sales	(5.2)	(4.6)
R&D expenses as a % of sales	(8.7)	(7.5)

EBIT or Income from operations	207	330
as a % of sales	3.2	4.5

EBITA	289	437
as a % of sales	4.5	5.9

Consolidated balance sheets in accordance with IFRS
all amounts in millions of euros unless otherwise stated
restated for the intended sale of the MDS business

	March 31,	December 31,	March 31,
	2005	2005	2006
Current assets:
Cash and cash equivalents	3,210	5,293	3,389
Receivables	4,445	5,155	4,948
Assets of discontinued operations	367	190	160
Inventories	3,523	3,480	3,858
Other current assets	727	455	617

Total current assets	12,272	14,573	12,972

Non-current assets:
Investments in unconsolidated companies	5,764	5,520	3,637
Other non-current financial assets	867	673	7,436
Non-current receivables	159	213	268
Other non-current assets	116	126	419
Deferred tax assets	2,094	2,047	2,101
Property, plant and equipment	4,892	4,912	4,891
Intangible assets excluding goodwill	2,356	3,175	3,454
Goodwill	1,537	2,304	2,625

Total assets	30,057	33,543	37,803

Current liabilities:
Accounts and notes payable	2,970	3,856	3,418
Liabilities of discontinued operations	160	143	115
Accrued liabilities	3,091	3,621	3,530
Short-term provisions	860	842	822
Other current liabilities	609	708	766
Dividend payable	504	—	523
Short-term debt	890	1,168	1,467

Total current liabilities	9,084	10,338	10,641

Non-current liabilities:
Long-term debt	3,638	3,339	3,242
Long-term provisions	2,066	1,817	1,785
Deferred tax liabilities	314	309	427
Other non-current liabilities	796	1,068	876

Total liabilities	15,898	16,871	16,971

Minority interests	308	353	367
Stockholders’ equity	13,851	16,319	20,465

Total liabilities and equity	30,057	33,543	37,803

Number of common shares outstanding (after deduction of treasury stock) at the end of period (in thousands)	1,261,725	1,201,358	1,188,852

Ratios

Stockholders’ equity per common share in euros	10.98	13.58	17.21

Inventories as a % of sales	12.0	11.4	12.3

Net debt : group equity	9:91	(5):105	6:94

Employees at end of period of which discontinued operations 2,460 end March 2005, 1,780 end December 2005 and 1,684 end March 2006	160,857	159,226	161,498

Reconciliation from US GAAP to IFRS
all amounts in millions of euros unless otherwise stated
restated for the intended sale of the MDS business
Reconciliation of net income from US GAAP to IFRS

	January to March
	2005	2006
Net income as per the consolidated statements of income on a US GAAP basis	117	160
Adjustments to IFRS:
Capitalized product development expenses	149	197
Amortization of product development assets	(85)	(109)
Pensions and other postretirement benefits	(56)	(64)
Amortization of intangible assets	—	(16)
Unconsolidated companies	—	(6)
Deferred income tax effects	(3)	1
Discontinued operations	12	-
Other differences in income	(10)	(12)

Net income in accordance with IFRS	124	151
Reconciliation of stockholders’ equity from US GAAP to IFRS

	March 31,	March 31,
	2005	2006
Stockholders’ equity as per the consolidated balance sheets on a US GAAP basis	14,506	20,931
Adjustments to IFRS:
Product development expenses	1,483	1,747
Pensions and other postretirement benefits	(1,782)	(2,089)
Goodwill amortization (until January 1, 2004)	(373)	(398)
Goodwill capitalization (acquisition-related)	—	(39)
Acquisition-related intangibles	—	273
Assets from discontinued operations	41	(50)
Unconsolidated companies	(247)	(101)
Recognized results on sale-and-leaseback transactions	94	75
Deferred income tax effects	129	140
Other differences in equity	—	(24)

Stockholders’ equity in accordance with IFRS	13,851	20,465

Reconciliation of non-US GAAP performance measures
all amounts in millions of euros unless otherwise stated
restated for the intended sale of the MDS business
Certain non-US GAAP financial measures are presented when discussing the Philips Group’s performance. In the following tables, a reconciliation to the most directly comparable US GAAP performance measure is made.
Sales growth composition (in %)

	January to March
	Comparable	Currency	Consolidation	Nominal
	growth	effects	changes	growth
2006 versus 2005

Medical Systems	8.2	6.4	(0.3)	14.3
DAP	9.5	5.4	1.4	16.3
Consumer Electronics	15.6	6.5	(9.6)	12.5
Lighting	7.6	5.1	6.5	19.2
Semiconductors	13.4	6.8	0.2	20.4
Other Activities	(15.7)	3.1	(0.9)	(13.5)

Philips Group	9.6	5.9	(1.9)	13.6
EBITA and EBIT to income before taxes

	Philips	Medical		Consumer		Semi-	Other
	Group	Systems	DAP	Electronics	Lighting	conductors	Activities	Unallocated
January to March 2006
EBITA	377	122	64	58	204	98	(67)	(102)
Eliminate amortization of intangibles	(42)	(23)	(2)	—	(9)	(9)	—	1

EBIT or Income from operations	335	99	62	58	195	89	(67)	(101)
Eliminate financial income and expenses	(23)

Income before taxes	312

January to March 2005
EBITA	237	121	57	46	149	22	(58)	(100)
Eliminate amortization of intangibles	(30)	(21)	(1)	—	—	(8)	(1)	1

EBIT or Income from operations	207	100	56	46	149	14	(59)	(99)
Eliminate financial income and expenses	(49)

Income before taxes	158
Composition of net debt and group equity

	March 31,	March 31,
	2005	2006
Long-term debt	3,608	3,240
Short-term debt	889	1,453

Total debt	4,497	4,693
Cash and cash equivalents	(3,210)	(3,389)

Net debt (total debt less cash and cash equivalents)	1,287	1,304

Minority interests	305	347
Stockholders’ equity	14,506	20,931

Group equity	14,811	21,278

Net debt and group equity	16,098	22,582

Net debt divided by net debt and group equity (in %)	8	6
Group equity divided by net debt and group equity (in %)	92	94

Reconciliation of non-US GAAP performance measures (continued)
all amounts in millions of euros unless otherwise stated
restated for the intended sale of the MDS business
Net operating capital to total assets

	Philips	Medical		Consumer		Semi-	Other
	Group	Systems	DAP	Electronics	Lighting	conductors	Activities	Unallocated
March 31, 2006
Net operating capital (NOC)	10,301	3,362	1,126	78	2,665	2,326	361	383
Eliminate liabilities comprised in NOC:
- payables/liabilities	8,666	1,741	418	2,200	926	819	1,044	1,518
- intercompany accounts	—	35	16	69	38	21	(158)	(21)
- provisions1)	2,553	253	56	294	134	191	573	1,052
Include assets not comprised in NOC:
- investments in unconsolidated companies	3,738	70	—	19	20	289	3,220	120
- other non-current financial assets	7,436							7,436
- deferred tax assets	2,001							2,001
- liquid assets	3,389							3,389

Total assets	38,084	5,461	1,616	2,660	3,783	3,646	5,040	15,878

Discontinued operations	210

Total	38,294

1)	provisions on balance sheet EUR 3,019 million excluding deferred tax liabilities of EUR 466 million

March 31, 2005
Net operating capital (NOC)	7,908	3,058	460	108	1,617	2,649	282	(266)
Eliminate liabilities comprised in NOC:
- payables/liabilities	7,445	1,541	305	1,886	724	738	971	1,280
- intercompany accounts	—	33	13	74	40	—	(134)	(26)
- provisions2)	2,705	245	57	305	139	228	630	1,101
Include assets not comprised in NOC:
- investments in unconsolidated companies	6,011	55	—	20	56	307	5,521	52
- other non-current financial assets	867							867
- deferred tax assets	1,870							1,870
- liquid assets	3,210							3,210

Total assets	30,016	4,932	835	2,393	2,576	3,922	7,270	8,088

Discontinued operations	326

Total	30,342
2)	provisions on balance sheet EUR 2,925 million excluding deferred tax liabilities of EUR 220 million
Composition of cash flows before financing activities

	January to March
	2005	2006
Cash flows from operating activities	(332)	(867)
Cash flows from investing activities	(284)	(858)

Cash flows before financing activities	(616)	(1,725)

Philips quarterly statistics
all amounts in millions of euros unless otherwise stated; percentage increases always in relation to the corresponding period of previous year
restated for the intended sale of the MDS business

	2005				2006
	1st quarter	2nd quarter	3rd quarter	4th quarter	1st quarter	2nd quarter	3rd quarter	4th quarter
Sales	6,492	6,927	7,458	9,518	7,374
% increase	2	(1)	6	6	14

EBIT	207	158	443	971	335
as a % of sales	3.2	2.3	5.9	10.2	4.5

Net income	117	983	1,436	332	160
per common share in euros	0.09	0.78	1.14	0.28	0.13

	January-	January-	January-	January-	January-	January-	January-	January-
	March	June	September	December	March	June	September	December
Sales	6,492	13,419	20,877	30,395	7,374
% increase	2	0	2	4	14

EBIT	207	365	808	1,779	335
as a % of sales	3.2	2.7	3.9	5.9	4.5

Net income	117	1,100	2,536	2,868	160
as a % of stockholders’
equity (ROE)	3.7	16.3	23.7	18.3	4.0
per common share in euros	0.09	0.87	2.01	2.29	0.13

	period ending 2005				period ending 2006
Inventories as a % of sales	12.0	13.4	13.3	11.4	12.3

Net debt : group equity ratio	8:92	8:92	0:100	(5):105	6:94

Total employees (in thousands)	161	160	161	159	161
of which discontinued operations	2	2	2	2	2
Information also available on Internet, address: www.investor.philips.com
Printed in the Netherlands

Philips opens unique facility showcasing solid-state lighting for City Beautification
Tuesday, February 14, 2006
Philips announced today the opening of a new facility at its Outdoor Lighting Application Center (OLAC), near Lyon, France. A full-scale city environment, this unique place is a test-bed for designers, architects and city officials to experience how light can improve the quality of urban life. In line with Philips’ commitment to growth and innovation in solid-state lighting, it particularly showcases new technologies such as Light Emitting Diodes (LEDs) and how they can transform city identities.
The new facility, which is built on the existing OLAC site, represents an investment of half a million Euros on top of the 1.7 million Euros already invested. Set up in 1997, OLAC is located close to Philips’ International Competence Centre for Outdoor Lighting. It offers access to Philips’ world-class expertise and application know-how in the field of outdoor lighting and city beautification. By creating this life-size city environment at OLAC, Philips enables visitors to see directly how innovative LED lighting can add extra dimensions to architecture and create varied, appealing ambiences.
Revolution in city lighting
Solid-state lighting based on LEDs is a revolution in the lighting industry, which offers unique possibilities for city beautification and secure, attractive lighting of public spaces. LEDs can adapt automatically to light levels and the time of day. They offer a vast array of colors and effects far beyond the capabilities of conventional lighting. In addition, they are extremely low- maintenance and long-life, and are becoming increasingly energy-efficient. LEDs used in street lighting can last up to 10-15 years in continuous normal use.
Perfect location
Lyon is moreover the perfect location for this new facility. Philips is a key partner for the city’s beautification, which is world-renowned, and a life-size showcase for Philips’ art of lighting. Lyon is also home to the LUCI association (Lighting Urban Community International), a network of more than 40 cities from all over the world that desire to share and improve their lighting strategies.
Positioned for strategic growth
With this full-scale test-bed at OLAC now open, Philips provides further evidence of its commitment to the fast-emerging solid-state lighting as a key element in its growth strategy. The world number one in lighting, Philips has recently acquired a 96% controlling interest in Lumileds, the global leader in high-brightness LEDs. Now, by strengthening its unique capabilities in city beautification, Philips further increases its opportunities in a market expected to grow in the region of up to 25% per year.
For further information, please contact:
Jeannet Harpe
Philips Corporate Communications
Tel +31 20 59 77 199
email jeannet.harpe@philips.com
Robert Hall

Philips Lighting
Tel +31 40 2756476
email robert.hall@philips.com
About Royal Philips Electronics
Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is one of the world’s biggest electronics companies and Europe’s largest, with sales of EUR 30.4 billion in 2005. With activities in the three interlocking domains of healthcare, lifestyle and technology and 159,200 employees in more than 60 countries, it has market leadership positions in medical diagnostic imaging and patient monitoring, color television sets, electric shavers, lighting and silicon system solutions. News from Philips is located at www.philips.com/newscenter
Forward-looking statements
This release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.

World’s First ‘Ambient Experience’ Cardiology Suite Opens at Catharina Hospital in Eindhoven, the Netherlands
Wednesday, February 22, 2006
The Catharina Hospital in Eindhoven and Philips today opened the world’s first Ambient Experience Catheterization Lab (CathLab). The ambient experience design concept aims to improve the workflow of physicians considerably and reduce anxiety of heart patients undergoing catheterization. Initial tests show that the Ambient Experience design concept is leading to faster diagnoses, lower radiation doses and calmer patients.
In a hospital CathLab, doctors insert a thin, flexible tube or catheter in a heart patient’s blood vessel to allow access to the heart or blood vessels without major surgery. With the help of X-ray imaging, doctors can then examine and diagnose the patients’ blood vessels and/or heart. The ambient experience CathLab has been designed around the catheterization procedure to support medical staff and soothe patients during preparation, examination and post procedure.
Advantages for heart patients
Heart patients can be distracted from the CathLab procedure by choosing a favorite visual theme that can be viewed on LCD panels on the ceiling. The theme is accompanied by colored lighting that illuminates the walls and by a sound and scent that also represent the theme. All these senses together make the environment a comforting and calming atmosphere for the patient, reducing anxiety. The room is very clean since all cables and ceiling suspended materials are smoothly integrated in the design of the room.
Advantages for medical staff
The ambient experience CathLab also has special lighting that improves the physician’s workflow. Using diffuse light, any shadows or reflections on monitors are eliminated. Furthermore, equal light distribution makes the room very relaxing and soothing to doctor’s eyes.
The physician can check patient data before the procedure starts at the mirror TV that is placed in the physician preparation room, helping save time. At the tableside, the physician needs to focus on the patient, not the system. Any interaction with medical equipment that would interfere with the physician’s focus on the patient should be kept to a minimum. With the Philips voice control system there is no interaction needed, the system follows the voice command of the physician.
“The first experiments already proved this to be a very important investment for our hospital. The room design and the lighting are so good, tha it can really speed up our workflow. This might even result in less radiation, as our first experiments already have shown. My colleagues and I are also very pleased how this ambient CathLab takes into account the sometimes difficult working conditions we as physicians encounter – extremely long working hours where concentration and patient focus are essential,” says cardiologist Jacques Koolen of the Catharina Hospital, Eindhoven.
Gerard Kleisterlee, CEO of Royal Philips Electronics: “Hospitals find themselves in an increasingly competitive environment needing to differentiate. Philips can help hospitals achieve exactly that, combining insight into the needs of both patients and healthcare professionals with unique technological expertise.”
For further information please contact:
Gert van Santen
Philips Corporate Communications
Tel +31 40 27 82682
email gert.van.santen@philips.com
About Royal Philips Electronics
Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is one of the world’s biggest electronics companies and Europe’s largest, with sales of EUR 30.4 billion in 2005. With activities in the three interlocking domains of healthcare, lifestyle and technology and 159,200 employees in more than 60 countries, it has market leadership positions in medical diagnostic imaging and patient monitoring, color television sets, electric shavers, lighting and silicon system solutions. News from Philips is located at www.philips.com/newscenter

Philips to sell Contract Manufacturing Services France SAS (CMS) to Groupe Attel
Friday, February 24, 2006
Amsterdam, The Netherlands and Paris, France – Royal Philips Electronics (NYSE:PHG, AEX:PHI) and Groupe Attel, a manufacturer of high-frequency wireless telecommunications applications, today announced the completion of the sale of Philips-owned Contract Manufacturing Services France SAS (CMS) to Groupe Attel of France. Financial details of this transaction were not disclosed. The deal closed in January 2006.
CMS is a manufacturer of high-frequency niche telecommunications applications, and is part of Philips Corporate Investments, which is within Philips’ Other Activities business segment. CMS employs approximately 80 people in Louviers, France, who will transfer to Groupe Attel. Groupe Attel makes up part of Group Mazarin – a Paris-based telecoms holding company.
For further information, please contact:
Jayson Otke
Philips Corporate Communications
Tel +31 20 5977215
email jayson.otke@philips.com
Isabelle Lescalle
Groupe Attel Corporate Communication
Tel +33 1 41 30 83 99
email isabelle.lescalle@attel.fr
About Royal Philips Electronics
Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is one of the world’s biggest electronics companies and Europe’s largest, with sales of EUR 30.4 billion in 2005. With activities in the three interlocking domains of healthcare, lifestyle and technology and 159,200 employees in more than 60 countries, it has market leadership positions in medical diagnostic imaging and patient monitoring, color television sets, electric shavers, lighting and silicon system solutions. News from Philips is located at www.philips.com/newscenter
About Groupe Attel
Groupe ATTEL, French group based in Paris, proposes offers and services in the manufacturing and the management of high value added products in technologies such as RF (WiFi, Bluetooth, RFID), wireless, GPS, GPRS, biometrie, TVHD. With its 3 subsidiaries, Attel industry, Attel telecom and Attel international, Groupe Attel represents 180 employees and €30 millions of turnover and is present in France, Southern Europe and Africa. More information on www.attel.fr.
Forward-looking statements
This release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.

Philips completes EUR 1.5 billion share buyback program
Tuesday, February 28, 2006
Amsterdam, The Netherlands – Royal Philips Electronics (NYSE:PHG, AEX:PHI) today announced it has completed a EUR 1.5 billion share buyback program for the purpose of capital reduction. The program was launched on August 15, 2005. This program followed a first share buyback program launched on January 27, 2005, through which Philips bought back EUR 750 million worth of shares for the purpose of capital reduction (EUR 500 million) and to hedge long-term incentive and employee stock purchase plans (EUR 250 million). Through these two share buyback programs, Philips bought back approximately 99.1 million of its own shares.
Following shareholder approval at Philips’ Annual General Meeting of Shareholders on March 30, 2006, Philips will cancel 86.8 million of these shares. This will leave Philips with a total of 1,229.3 million shares issued. Philips holds 42.0 million shares for hedging of long-term incentive and employee stock purchase plans at this moment.
Philips expects to account for the cancellation of these shares in its second quarter 2006 results. Philips will continue to evaluate the best use of its available cash from a shareholder value creation perspective.
For further information, please contact:
Jayson Otke
Philips Corporate Communications
Tel +31 20 5977215
email jayson.otke@philips.com
About Royal Philips Electronics
Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is one of the world’s biggest electronics companies and Europe’s largest, with sales of EUR 30.4 billion in 2005. With activities in the three interlocking domains of healthcare, lifestyle and technology and 159,200 employees in more than 60 countries, it has market leadership positions in medical diagnostic imaging and patient monitoring, color television sets, electric shavers, lighting and silicon system solutions. News from Philips is located at www.philips.com/newscenter

Turnover of Philips’ Green Flagship products doubles to 2 billion Euros
Monday, March 06, 2006
Philips launches 2005 Sustainability Report, showing major achievements and creating value in sustainability
In its annual sustainability report published today, Philips shows positive results from its focus on key global environmental challenges and innovations for emerging markets. Chief among these were the launch of 50 new ‘Green Flagships’ products, bringing the total to more than 160. These products have a significantly reduced environmental impact. In addition, New Sustainable Business Initiative pilots were successfully completed and new ones started, aiming to create both social and economic return on investment.
Barbara Kux, Chief Procurement Officer Philips, member of the GMC and Chair of the Sustainability Board: “Philips is dedicated to embedding sustainability throughout our organization. The doubling of our Green Flagship products’ turnover in 2005, from 1 billion Euros in 2004 to 2 billion in 2005, is a major achievement and sets new goals for sustainable value creation and growth.”
Green Flagship products
Green Flagship products provide concrete examples of how Philips improves the quality of life and tackles the issues — such as global warming — that resonate with consumers worldwide. Green Flagship products must be proven to offer substantial better environmental performance than their predecessors or closest commercial competitors on energy consumption, packaging, hazardous substances, weight, recycling & disposal and lifetime reliability. These products now account for a turnover of 2 billion Euros, double that of 2004.
Among 2005’s additions are: new digital radiography systems which cut energy consumption by 41%, Flat TVs which use 39 % less energy and contain no hazardous substances; and an internal active antenna for portable TVs which uses 40% less energy and offers 85% lower product weight compared to its competitor.
Philips sees sustainable business as central to long-term profitable growth and value creation. In the last five years, it has invested over 400 million Euros in green lighting technologies. 2005 saw it launch a number of new energy-efficient products – also Green Flagships – with the potential to drastically reduce CO2 emissions.Philips has just released research showing that new energy efficient lighting control systems, such as ActiLume and LightMaster Modular, could lead to 1-2 billion Euros in cost savings and reduce CO2 emissions equivalent to the planting of 300 million trees.
New Sustainable Business Initiative pilots
During 2005, Philips also completed pilots of New Sustainable Business Initiatives (NSBIs) and continued with its innovations designed to improve the quality of life for all consumers, especially those at the base of the global economic pyramid. DISHA – whose first pilot was successfully concluded in 2005 – is based around a mobile ‘teleclinic’ with multi-diagnostic capabilities and a satellite link to a remote specialist hospital. A second pilot with the same four non-Philips strategic partners will be launched in 2006. This will further develop and refine the project design, hardware configuration and service model, and will include a ‘hub’ van and other smaller vehicles.

A new pilot among the number of business initiatives started is a cost-effective rechargeable lighting solution for people in the developing world. These lighting solutions do not need grid electricity and reduce the use of conventional environmental unfriendly materials for a better health and hygiene at home.
Also successful in trials was a woodstove that reduces smoke and toxic emissions. Designed for cooking in developing countries, the stove could benefit up to 300 million families in the world’s poorest regions and help reduce the smoke-related diseases that lead to some 1.6 million deaths each year. Used properly, the woodstove reduces fuel consumption by up to 80% and generates electricity, which can power external equipment such as lighting or radios.
Jeannet Harpe
Philips Corporate Communications
Tel +31 20 59 77 199
email jeannet.harpe@philips.com
About Royal Philips Electronics
Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is one of the world’s biggest electronics companies and Europe’s largest, with sales of EUR 30.4 billion in 2005. With activities in the three interlocking domains of healthcare, lifestyle and technology and 159,200 employees in more than 60 countries, it has market leadership positions in medical diagnostic imaging and patient monitoring, color television sets, electric shavers, lighting and silicon system solutions. News from Philips is located at www.philips.com/newscenter

Philips to acquire cardiology healthcare company Witt Biomedical corporation
Wednesday, March 08, 2006
Move to position Philips as leader in growing market for integrated Cath Lab solutions Philips and Witt Biomedical Corporation today announced Philips will acquire Witt Biomedical Corporation, the largest independent supplier of hemodynamic monitoring and clinical reporting systems used in cardiology catheterization laboratories (Cath Labs). Subject to receipt of regulatory approval, Philips will acquire Witt Biomedical for approximately USD 165 million. The transaction is expected to close in the second quarter of 2006.
In hospital Cath Labs, heart patients undergo a catheterization procedure, in which a small tube or catheter is inserted in an artery in the arm or leg to reach the heart for diagnosis and treatment. With the growing digitization of hospitals, cardiologists are increasingly demanding that Cath Labs be fully integrated into a hospital’s IT infrastructure. Hemodynamic monitors measure and monitor a patient’s ECG (electrocardiogram), blood pressure and other vital signs associated with a Cath Lab procedure. Clinical reporting systems record and document the entire Cath Lab procedure.
Through this acquisition, both companies expect to benefit from being able to offer customers an integrated suite of best-in-class technologies for the Cath Lab department, leading to increased sales in cardiovascular x-ray, cardiology picture archiving and communication systems (PACS), and in hemodynamic monitoring and reporting systems. Based on company estimates, Philips in 2005 held the number one global position in cardiovascular x-ray and in cardiology PACS. In hemodynamic monitoring and clinical reporting systems, Witt Biomedical was the largest independent supplier in the United States in 2005, and was the number 2 supplier in the global market.
According to Witt Biomedical, the company’s unaudited results for 2005 were sales of approximately USD 49 million – representing a growth in sales of 18% over 2004, and an operating margin of 30%. Philips expects the acquisition of Witt Biomedical to be margin accretive from 2008 onwards, with initial margin dilution due to purchase accounting treatment. Upon completion of the acquisition, Witt Biomedical will be integrated into the Cardiovascular X-ray business unit within Philips’ Medical Systems Division.
“Through this latest acquisition, Philips is again partnering with a best-in-class company with an outstanding customer approval rating. Witt Biomedical is not only an exceptional company with an established track record in developing innovative solutions for the Cath Lab – it’s also a leader in its field. In 2005, the vendor reviewer KLAS ranked Witt Biomedical number 1 in the Hemodynamics and Clinical Reporting market,” said Jouko Karvinen, CEO of Philips Medical Systems. “By merging Witt Biomedical with Philips’ successful number one position in the cardiovascular X-ray and cardiovascular PACS markets, we intend to obtain a leading position in the growing market for fully integrated Cath Labs,” Mr. Karvinen added.
In commenting on the acquisition, Terence Witt, founder and CEO of Witt Biomedical said: “In the healthcare industry, Philips is known for its high quality medical equipment and for putting customers first – an approach we fully share. And with Philips’ global reach, there’s clearly an opportunity for Witt Biomedical to further build on our presence beyond our base in North America.” Mr. Witt added: “We believe this deal makes sense for our current and future customers, as we combine our respective strengths in cardiology.”
For further information, please contact:
Jayson Otke
Philips Corporate Communications
Tel +31 20 5977215
email jayson.otke@philips.com
Ruth Hurley
Witt Biomedical Corporation
Tel +1 321 253 5693
email Rhurley@wittbiomedical.com
About Royal Philips Electronics
Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is one of the world’s biggest electronics companies and Europe’s largest, with sales of EUR 30.4 billion in 2005. With activities in the three interlocking domains of healthcare, lifestyle and technology and 159,200 employees in more than 60 countries, it has market leadership positions in medical diagnostic imaging and patient monitoring, color television sets, electric shavers, lighting and silicon system solutions. News from Philips is located at www.philips.com/newscenter
About Witt Biomedical
Founded in 1990 in Melbourne, FL, Witt Biomedical Corporation designs and delivers innovative cardiovascular enterprise solutions that encompass physiomonitoring and information systems for the cath lab, as well as multimodality image and information management technologies. More than 950 facilities worldwide use Witt technology for millions of cardiovascular procedures annually. In 2005, Witt was named “Best in KLAS” for two KLAS market segments, Cardiology PACS and Cardiology Reporting & Documenting. In addition, the 2005 Top 20 Year-End Best in KLAS report named Witt Biomedical the Specialty Niche Category Leader for Cardiology Hemodynamics. All Witt products are seamlessly integrated and backed by knowledgeable customer support experts. For more information, call 800.669.1328 or visit www.wittbiomedical.com.
Forward-looking statements
This release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.

Philips announces divestment of Anteryon B.V.
Thursday, March 09, 2006
Amsterdam, The Netherlands -Royal Philips Electronics (NYSE:PHG, AEX:PHI) and Anteryon B.V. today announced that Anteryon International B.V. has acquired all Philips’ shares in Anteryon B.V. Main shareholder of Anteryon International B.V. is Cosyma B.V. As part of the transaction, Philips has received a 10% stake in Anteryon International B.V. Further financial details of this transaction were not disclosed.
Anteryon develops, manufactures and markets a range of professional optical products for the Industrial Optics, Imaging & Display, and Data & Telecom markets. Anteryon, who were part of Philips Corporate Investments and based in Eindhoven, employs approximately 105 people in The Netherlands
For further information, please contact:
Jeannet Harpe
Philips Corporate Communications
Tel +31 20 59 77 199
email jeannet.harpe@philips.com
Geoff Bertenshaw
Anteryon B.V.
Tel +31 40 2788543
email Geoff.Bertenshaw@anteryon.philips.com
About Royal Philips Electronics
Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is one of the world’s biggest electronics companies and Europe’s largest, with sales of EUR 30.4 billion in 2005. With activities in the three interlocking domains of healthcare, lifestyle and technology and 159,200 employees in more than 60 countries, it has market leadership positions in medical diagnostic imaging and patient monitoring, color television sets, electric shavers, lighting and silicon system solutions. News from Philips is located at www.philips.com/newscenter
Forward-looking statements
This release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.

Philips and De Lage Landen Announce Medical Financing in Asia Pacific
Friday, March 10, 2006
Philips Medical Systems has announced an agreement with De Lage Landen International BV (DLL) to provide financing for customers in the Asia Pacific region through a vendor program branded Philips Medical Capital. The program will cover seven markets in the region; namely China, Hong Kong, Japan, Korea, Singapore, Australia and New Zealand.
The Agreement was signed today and is an extension of a global initiative that Philips launched several years ago to provide financing for customers. In August 2002, Philips partnered with DLL to serve customers in the North American market. In June 2003, Philips teamed up with Societe Generale to provide financing for customers in Europe.
Philips Medical Capital provides financing and leasing services for the purchase of the full range of diagnostic imaging, patient monitoring and other medical equipment sold by Philips. The program will be rolled out in the above-designated countries in the Asia Pacific region in the coming months.
Commenting on this initiative, Scott Weisenhoff, Executive Vice President and CFO of Philips Medical Systems, said, “We are very pleased to be able to offer customers a total program which will make it easier for customers in Asia Pacific to acquire world-class healthcare solutions.”
Ronald Slaats, Executive Director of De Lage Landen Americas Division said, “We are proud to extend our partnership with Philips Medical Systems into the Asia Pacific region. With DLL’s extensive global network and Philips Medical Systems’ world class equipment, we know we will be successful in the world’s fastest growing market.”
For further information, please contact:
Margaret Lee
Philips Medical Systems
Tel +65 6882-4480
email Margaret.k.lee@philips.com
Donough Foley
Philips Electronics Asia Pacific
Tel +852 2821-5274
email donough.foley@philips.com
Scott Bradley
De Lage Landen International B.V.
Tel +65 6236-5706
email s.bradley@delagelanden.com
About Royal Philips Electronics
Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is one of the world’s biggest electronics companies and Europe’s largest, with sales of EUR 30.4 billion in 2005. With activities in the three interlocking domains of healthcare, lifestyle and technology and 159,200 employees in more than 60 countries, it has market leadership positions in medical diagnostic imaging and patient monitoring, color television sets, electric shavers, lighting and silicon system solutions. News from Philips is located at www.philips.com/newscenter
About De Lage Landen International B.V.
De Lage Landen is a Netherlands based international provider of high-quality asset finance and vendor finance programs. The global offering also includes an array of commercial finance solutions. With a presence in more than 20 countries throughout Europe, the Americas and Asia Pacific the company focuses on the following industries: Food & Agriculture, Healthcare, Office Equipment, Telecommunications, Technology Finance, Materials Handling & Construction Equipment and Financial Institutions. In its domestic market the company offers Equipment Leasing, Car & Commercial Vehicle Leasing, ICT Leasing, Consumer Finance and Trade Finance through local Rabobanks but also direct to market. De Lage Landen is a wholly owned subsidiary of the Dutch Rabobank Group that is AAA-rated by Moody’s and Standard & Poors. Over 2004 De Lage Landen grew its net profit to $ 174 million and its balance sheet total to $ 20 billion.
For more information, please visit our website: www.delagelanden.com
Safe harbor statement
This release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.

Philips invests EUR 30 million in its lighting plant in Aachen
Thursday, March 23, 2006
Amsterdam, The Netherlands – Royal Philips Electronics (NYSE: PHG, AEX: PHI) has announced an investment of approximately EUR 30 million in its automotive head lighting competence centre in Aachen, Germany. The investment will pay for the installation of an ultra-modern production line for Philips’ Xenon car headlamps. This will enable Philips to meet the increasing demand for Xenon lighting and strengthen its position as the global number one supplier of such lamps.
Philips Xenon lamps are used by almost all of today’s car manufacturers across the world, from the top of the range, such as BMW, Mercedes and Porsche to the more widely established, such as Ford, Toyota and Volkswagen. The headlights use a gas-discharge arc instead of a bulb filament, producing three times as much light and consuming 50 percent less energy than traditional halogen headlights.
The lamps increase safety for drivers by offering greater visibility and illuminating much sooner what’s ahead on the road, whether this be obstacles, signs, others vehicles or pedestrians and cyclists. In addition, they stimulate the human eye in darkness or poor light, which helps reduce driver fatigue.
“This investment confirms our continuing ambition to grow and strengthen our position in the automotive lighting industry,” says Mr. Paul van den Kerkhoff, Manager of the Aachen Competence Centre. “We continue to innovate, raise our level of knowledge and strengthen our technology leadership to offer tailor-made solutions that specifically address the customers’ requirements.”
For further information, please contact:
Jeannet Harpe
Philips Corporate Communications
Tel +31 20 59 77 199
email jeannet.harpe@philips.com
About Royal Philips Electronics
Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is one of the world’s biggest electronics companies and Europe’s largest, with sales of EUR 30.4 billion in 2005. With activities in the three interlocking domains of healthcare, lifestyle and technology and 159,200 employees in more than 60 countries, it has market leadership positions in medical diagnostic imaging and patient monitoring, color television sets, electric shavers, lighting and silicon system solutions. News from Philips is located at www.philips.com/newscenter
Forward-looking statements
This release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.

Philips closes acquisition of Lifeline Systems, Inc.
Thursday, March 23, 2006
Amsterdam, The Netherlands — Royal Philips Electronics (NYSE: PHG, AEX: PHI) announced today that it has closed its acquisition of Lifeline Systems, Inc., a leading personal emergency response service company. Under the terms of the merger agreement announced on January 19, 2006, Lifeline shareholders received USD47.75 per share in cash, representing a total aggregate value of USD690 million net, of USD60 million cash and cash equivalents. As a result of the transaction, Lifeline Systems will be financially consolidated with immediate effect within the Consumer Health and Wellness business of Philips Domestic Appliances and Personal Care product division.
For further information, please contact:
Jeannet Harpe
Philips Corporate Communications
Tel +31 20 59 77 199
email jeannet.harpe@philips.com
About Royal Philips Electronics
Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is one of the world’s biggest electronics companies and Europe’s largest, with sales of EUR 30.4 billion in 2005. With activities in the three interlocking domains of healthcare, lifestyle and technology and 159,200 employees in more than 60 countries, it has market leadership positions in medical diagnostic imaging and patient monitoring, color television sets, electric shavers, lighting and silicon system solutions. News from Philips is located at www.philips.com/newscenter
Forward-looking statements
This release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.